January 8, 2008

Barbra E. Kocsis
Chief Financial Officer
ML Trend-Following Futures Fund L.P.
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, New Jersey 08534

Re: ML Trend-Following Futures Fund L.P
        File No. 000-28928
        Form 10-K for Fiscal Year Ended
        December 31, 2006
        Form 10-Q for the Quarterly Period Ended
        March 31, 2007
        Form 10-Q for the Quarterly Period Ended
        June 30, 2007

Dear Mrs. Kocsis:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief